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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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                                                            :
CHARLES ZIMMER,                                             :
                                                            :  C.A. No. 19238NC
                                       Plaintiff,           :
                                                            :
                          - against -                       :  COMPLAINT
                                                            :  ---------
                                                            :
RICHARD C. GREEN, JR., ROBERT K.                            :
GREEN, KEITH G. STAMM, AQUILA INC.,                         :
and UTILICORP UNITED INC.                                   :
                                                            :
                                       Defendants.          :
                                                            :
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     Plaintiff, alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

     1. Plaintiff is a stockholder of Aquila Inc. ("Aquila" or the "Company").

     2. Aquila is a corporation duly organized and existing under the laws of the state of Delaware, with its principal executive offices located at 1100 Walnut Street, Suite 3300, Kansas City, Missouri. Aquila is a wholesale energy merchant. There are over 19.9 million shares of Aquila common stock outstanding held by public investors.

     3. Defendant Utilicorp United Inc. ("Utilicorp") is the third largest utility owner in the United States. Utilicorp is also headquartered in Kansas City, Missouri.

     4. Defendant Robert K. Green is Chairman of Aquila and the President and Chief Operating Officer of Utilicorp.

     5. Defendant Richard C. Green, Jr. is a director of Aquila and Chairman and Chief Executive Officer of Utilicorp.

     6. Defendant Keith Stamm is Chief Executive Officer and a director of Aquila and a Senior Vice President of Utilicorp.


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     7. The defendants named above are sometimes collectively referred to herein as the "Individual Defendants."

     8. The Individual Defendants as officers and/or directors of Aquila have a fiduciary relationship and responsibility to plaintiff and the other public stockholders of Aquila and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                            CLASS ACTION ALLEGATIONS

     9. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of Aquila, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

     10. This action is properly maintainable as a class action because:

          a. The Class is so numerous that joinder of all members is impracticable. There are hundreds of Aquila stockholders who are located throughout the United States;

          b. There are questions of law and fact which are common to the Class, including: whether Utilicorp has engaged or is continuing to act in a manner calculated to benefit itself at the expense of Aquila's public stockholders; and whether plaintiff and the other members of the Class would be irreparably damaged if the defendants are not enjoined in the manner described below;

          c. The defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole; and

          d. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claim of plaintiff is



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typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class; and

                                CLAIM FOR RELIEF

     11. Utilicorp owns approximately 80% of the equity of Aquila. On November 7, 2001, Utilicorp announced that its board had approved plans to make an exchange offer through which Utilicorp would acquire all of the Aquila common stock it did not already own for 0.6896 of a share of Utilicorp per Aquila share. The offer amounts to $20.29 per share, 14 percent less than the initial stock sale price of $24 per share just over six months ago. Utilicorp sold 17.5 million shares of Aquila on April 23, 2001, raising $420 million.

     12. Robert Green will become chief executive officer of Utilicorp effective January 1, 2002 and Richard Green, his brother, will remain chairman of the combined company. Robert Green will also keep his title as president.

     13. Defendants have clear and material conflicts of interest and are acting to better Utilicorp's own interests at the expense of Aquila's public shareholders. Given the make-up of Aquila's board, the members of which are all officers of Utilicorp and will remain officers of the combined Company, no one is capable of negotiating this transaction solely in the interest of the public shareholders of Aquila. 14. Utilicorp, with the acquiescence of the directors of Aquila, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Utilicorp, Aquila and the individual defendants have breached and are breaching their fiduciary duties to the irreparable harm of the members of the Class.

     15. Plaintiff has no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;



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     B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with, consummating or closing the contemplated transaction;

     C. In the event the contemplated transaction is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

     D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

     E. Awarding plaintiff the costs of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

     F. Granting such other and further relief as to the Court may seem just and proper.

                                       ROSENTHAL, MONHAIT, GROSS
                                        & GODDESS, P.A.


                                       By: /s/
                                           --------------------------------
                                       919 North Market Street
                                       Suite 1401, Mellon Bank Center
                                       Wilmington, Delaware 19899
                                       (302) 656-4433
                                       Attorneys for Plaintiff



OF COUNSEL:

ABBEY GARDY, LLP
212 East 39th Street
New York, New York 10016
(212) 889-3700



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